EXHIBIT 99.7

[ParaCap Group letterhead]

Dear Sir/Madam:

At the request of Central Federal Corporation, we are enclosing materials related to the rights offering by Central Federal Corporation of shares of common stock. Included in this package is a Prospectus describing the rights offering. We encourage you to read the enclosed information carefully, including the “Risk Factors” section of the Prospectus.

ParaCap Group, LLC has been retained by Central Federal Corporation as information agent in connection with the rights offering.

Sincerely,

ParaCap Group, LLC

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not insured and are not guaranteed by the Federal Deposit Insurance Corporation or any other government agency.